SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  JAVAJUICE.NET
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   47189 10 3
                                 (CUSIP NUMBER)

                         DAVID M. LOEV, ATTORNEY AT LAW
                               2777 ALLEN PARKWAY
                                   SUITE 1000
                              HOUSTON, TEXAS 77019
                                 (713) 524-4110
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 AUGUST 8, 2003
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

 IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT
  THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS
  SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX.     [ ]


The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

|1|    NAMES  OF  REPORTING  PERSONS
       S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

       Marguerite  Tudeme  ###-##-####
-------------------------------------------------------------------------------
|2|     CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a)[ ]
                                                                     (b)[ ]
-------------------------------------------------------------------------------
|3|     SEC  USE  ONLY
-------------------------------------------------------------------------------
|4|     SOURCE  OF  FUNDS*
        SC
-------------------------------------------------------------------------------
|5|     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
        REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)                    [ ]
-------------------------------------------------------------------------------
|6|     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        United  States
-------------------------------------------------------------------------------
                 |7|  SOLE  VOTING  POWER
NUMBER  OF            353,396
SHARES
BENEFICIALLY     |8|  SHARED  VOTING  POWER
OWNED  BY  EACH       N/A
REPORTING
PERSON  WITH     |9|  SOLE  DISPOSITIVE  POWER
                      353,396
-------------------------------------------------------------------------------
|10|    SHARED  DISPOSITIVE  POWER
        N/A
-------------------------------------------------------------------------------
|11|    AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        1,795,141
-------------------------------------------------------------------------------
|12|    CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES  *          N/A
-------------------------------------------------------------------------------
|13|     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
               71.8%
-------------------------------------------------------------------------------
|14|     TYPE  OF  REPORTING  PERSON  *
               IN
-------------------------------------------------------------------------------

ITEM  1.  Security  and  Issuer.

Schedule 13D relates to the Common Stock of JavaJuice.net. The principal executive offices of JavaJuice.net are located at 43 Pulaski Street, Brooklyn, New York 11206.

ITEM  2.  Identity  and  Background

(a)-(c) This Statement in Schedule 13D is being filed by Marguerite Tudeme. Ms. Tudeme's business address is 43 Pulaski Street, Brooklyn, New York 11206. Ms. Tudeme is the Secretary of M.T. Marketing Int. Corp. ("MT"), a wholly owned subsidiary of JavaJuice.net. Ms. Tudeme also serves as a Director of both MT and JavaJuice.net.

(d)-(e) During the last five years, Ms. Tudeme: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Ms.  Tudeme  is  a  citizen  of  the  United  States.

ITEM  3.  Source  of  Amount  of  Funds  or  Other  Compensation

Ms. Tudeme acquired 353,396 shares of Common Stock of JavaJuice.net in exchange for 3,984,200 shares of common stock of MT pursuant to an Exchange Agreement dated August 8, 2003 (the "Exchange") which is incorporated by reference to a Form 8-K filed on August 12, 2003.

ITEM  4.  Purpose  of  Transaction

Ms. Tudeme acquired the securities of JavaJuice.net for investment purposes. Depending on general market and economic conditions affecting JavaJuice.net and other relevant factors, Ms. Tudeme may purchase additional securities of JavaJuice.net or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Ms.  Tudeme  does  not have any plans or proposals which relate to or result in:

(a) the acquisition by any person of additional securities of JavaJuice.net, or the disposition of securities of JavaJuice.net;

(b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving JavaJuice.net or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of JavaJuice.net or any of its subsidiaries;

(d) any change in the present board of directors or management of JavaJuice.net, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of JavaJuice.net;

(f) any other material changes in JavaJuice.net's business or corporate structure;

(g) changes in JavaJuice.net's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of JavaJuice.net by any person;

(h) causing a class of securities of JavaJuice.net to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of JavaJuice.net becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)     any  action  similar  to  any  of  those  enumerated  above.

ITEM  5.  Interest  in  Securities  of  the  Issuer.

(a) Marguerite Tudeme beneficially owns 1,795,141 shares of Common Stock, $0.001 par value, of JavaJuice.net, which includes 1,441,745 shares owned of record by MacDonald Tudeme, her husband. The shares of Common Stock beneficially owned by Ms. Tudeme constitute approximately 72% of the total number of shares of Common Stock of JavaJuice.net, based upon 2,500,000 shares of Common Stock outstanding as of August 12, 2003 (as reported in the Current Report on Form 8-K filed on August 12, 2003).

(b) Ms. Tudeme has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares directly owned by Ms. Tudeme. MacDonald Tudeme has the power to vote the shares that he directly owns.

(c) Ms. Tudeme acquired the Common Stock as a result of the transactions discussed in ITEM 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities directly owned by Ms. Tudeme. MacDonald Tudeme has the power to receive or direct the receipt of dividends from the securities he owns directly.

(e)     Not  applicable.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None

ITEM  7.  Material  to  be  Filed  as  Exhibits.

     Exhibit  1          Filed as an Exhibit to our Form 8-K filed on August 12,
                         2003.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August  12,  2003               By:  /s/  Marguerite  Tudeme
                                           -------------------------
                                            Marguerite  Tudeme